Exhibit 99.6

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Section 906 Certification

Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Maxar Technologies Ltd. (formerly known as MacDonald, Dettwiler and Associates Ltd.) (the “Company”) hereby certifies that:

1)

the Annual Report on Form 40‑F for the year ended December 31, 2017 which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

2)

the information contained in the Annual Report on Form 40‑F for the year ended December 31, 2017 fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 29, 2018

/s/ Howard L. Lance
Howard L. Lance
President and Chief Executive Officer